EXHIBIT 4.1

Description of Capital Stock of Kentucky Bancshares, Inc.

General

The following is a summary of information concerning the capital stock of Kentucky Bancshares, Inc. (hereinafter referred to as the “Company”, “our” and “we”).  The summaries and descriptions below do not purport to be complete.  It is subject to and qualified in its entirety by reference to our Second Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.  We encourage you to read our Articles of Incorporation, our Bylaws and any applicable provisions of relevant law, including the Kentucky Business Corporation Act and federal laws and regulations governing bank holding companies.

Common Stock

Authorized Shares.  The Company is authorized to issue up to 20,000,000 shares of common stock without par value (the “Common Stock”).

Dividends.  Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose, subject to the rights of holders of any class or series of preferred stock which may then be outstanding.

Voting Rights.  Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, excluding the election of directors.   In the election of directors, holders of shares of Common Stock have cumulative voting rights.  This means a holder of shares of Common Stock is entitled to multiply the number of shares of Common Stock held by the number of directors to be elected and cast the total for a single nominee or divide the votes in any manner among the nominees.

Other Rights.  In the event of any liquidation, dissolution or winding up of the Company, subject to the rights of creditors and the holders of any outstanding shares of preferred stock having a preference, holders of shares of Common Stock are entitled to ratable distribution of the remaining assets available for distribution to shareholders.  The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise.  Holders of shares of Common Stock are not currently entitled to pre-emptive rights.

Fully Paid.  The issued and outstanding shares of Common Stock are fully paid and non-assessable.  This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Preferred Stock

The Company is authorized to issue up to 300,000 shares of Preferred Stock from time to time in one or more series and with such rights and preferences as determined by the Board with respect to each series.  There are no shares of Preferred Stock currently outstanding.

Classification of Directors

Our Articles of Incorporation currently provide that the Board is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years.  This classification of the Board may have the effect of deferring, delaying or discouraging a takeover of the Company or change in our management because a shareholder with a majority interest in the Company would have to wait for at least two consecutive annual meetings of the shareholders to elect a majority of the members of the Board.  Further, three meetings, rather than one, would be required to replace the entire Board.

Removal of Directors

Our Articles of Incorporation provide that, subject to the rights of any holders of Preferred Stock then outstanding, any director or the entire Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 67% of all shares of the Company outstanding and then entitled to vote generally in an election of directors, voting together as a single class.  However, if less than the entire Board is to be removed, no one of the directors may be removed if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the class of directors of which he or she is a part.

Certain Anti-Takeover Matters

Our Articles of Incorporation and Bylaws contain a number of provisions that may be deemed to have an anti-takeover effect and may delay, defer or prevent a change in control.  These provisions include:

Business Combinations.  Our Articles of Incorporation require that, before certain types of business combination transactions involving the Company and a person who beneficially owns 10% or more of the outstanding voting securities of the Company (an “interested shareholder”), may be completed, the proposed transaction must first be recommended by our Board and approved by (i) the holders of at least 67% of the voting power of all outstanding voting securities of the Company, voting together as a single class, and (ii) a majority of the outstanding voting power of our stock other than the voting securities owned by the interested shareholder who is a party to the transaction, voting together as a single class.  A business combination includes, among other things, a merger, asset sale or a transaction resulting in a financial benefit to the interested shareholder.  These special voting requirements do not apply to a business combination with an interested shareholder if the transaction is either approved by a majority of our directors who are not affiliated with the interested shareholder or the proposed transaction meets certain minimum price requirements specified in the Articles of Incorporation.  Further, the Company is prohibited from engaging in a business combination transaction with an interested shareholder for a period of two years after the date of the transaction or event in which the person became an interested shareholder, unless prior to the time the person became an interested shareholder, a majority of the disinterested members of the Board approved either the proposed business combination or the transaction that resulted in the person becoming an interested shareholder.  These provisions of the Articles of Incorporation are intended to deter abusive takeover tactics and to help assure that all shareholders of the Company will be treated equally in a possible acquisition transaction.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.  The Bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election of directors other than nominations made by or at the direction of the Board or a committee of the Board.

Elimination of Shareholder Action by Written Consent.  The Articles of Incorporation eliminate the right of the Company’s shareholders to act by written consent.  Shareholder action must take place at the annual meeting or a special meeting of the Company’s shareholders.

Board’s Authority in Change in Control Proposals. The Articles of Incorporation authorize the Board to, without shareholder approval, contest or oppose a change of control proposal that the Board determines to be unfair or undesirable with respect to the Company or the shareholders of the Company.

Authorized Stock.  The Company’s authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Certain Restrictions on Ownership

The ability of a third party to acquire the Company is limited under applicable U.S. banking laws and regulations. The Bank Holding Company Act (the “BHC Act”) generally requires any bank holding company to obtain Federal Reserve approval prior to acquiring, directly or indirectly, more than 5% of the outstanding voting securities of the bank holding company. Any “company” (as defined in the BHC Act) other than a bank holding company would be required to obtain Federal Reserve approval before acquiring “control” of a bank holding company. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A holder of 25% or more of the outstanding common stock of a bank holding company, other than an individual, is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of the outstanding voting securities of a bank holding company, and receive nonobjection from the Federal Reserve.

Transfer Agent

The Company’s transfer agent is Computershare Investor Services LLC.

Nasdaq Listing

The Common Stock is listed on the OTCQX under the ticker symbol “KTYB”.